UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 12)*

                          Wm. Wrigley Jr. Company
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                982526 10 5
                               (CUSIP Number)

                  Raymond H. Drymalski, Bell, Boyd & Lloyd
                       70 West Madison Street, #3200
                   Chicago, Illinois 60602, (312) 372-1121
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                            July 21 and 22, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 8 Pages

SCHEDULE 13D
CUSIP No.    982526 10 5
PAGE  2  of   8   Pages

1    NAME OF REPORTING PERSON:  Edna Jean Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:                96,120
8    SHARED VOTING POWER:          10,542,848
9    SOLE DISPOSITIVE POWER:           96,120
10   SHARED DISPOSITIVE POWER:     10,542,848
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       10,638,968
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.28%
14   TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.    982526 10 5
PAGE  3  of   8   Pages

1    NAME OF REPORTING PERSON:  James S. Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:              106,662
8    SHARED VOTING POWER:          7,041,554
9    SOLE DISPOSITIVE POWER:         106,662
10   SHARED DISPOSITIVE POWER:     7,041,554
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       7,148,216
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.68%
14   TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.    982526 10 5
PAGE  4  of   8   Pages

1    NAME OF REPORTING PERSON:  Paxson H. Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:               96,997
8    SHARED VOTING POWER:          6,540,510
9    SOLE DISPOSITIVE POWER:          96,997
10   SHARED DISPOSITIVE POWER:     6,540,510
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       6,637,507
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.15%
14   TYPE OF REPORTING PERSON:  IN

PAGE  5  of   8   Pages

     This Amendment No. 12 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value, of the Wm. Wrigley Jr. Company (the "Company"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     No purchases are reported for purposes of this Amendment No. 12.

     Item No. 3 reported in Amendment No. 10 <F1> is amended to read: EJO transferred 32,040 shares and the Wrigley Offield Trust A ("WO Trust A") transferred 609,912 shares of the Company's Class B Common Stock, without par value (the "Class B Common Stock") on August 18, 1993 in exchange for the same number of shares of the Company's Common Stock beneficially owned by William Wrigley, the President and Chief Executive Officer of the Company. The shares were exchanged on a one-for-one basis, and there was no cash or other consideration involved in the exchange.











Item 4.  Purpose of Transaction.

     The reporting persons sold the Common Stock specified in Item 5(c) to decrease their equity position in the Company. As previously reported under
Item 5(b) of the Original Statement, the nature of the reporting persons' respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting persons' beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by them are held for investment purposes. In the normal course of managing their investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting persons may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

     Item 4 as set forth in Amendment No. 10 <F1> is amended to read: The exchange of 641,952 shares of Class B Common Stock for the same number of shares of Common Stock was effected to provide for the continuing ownership of such Class B Common Stock (which has ten votes per share) by members of the extended Wrigley family or their affiliates while providing EJO and WO Trust A with flexibility to consider future sales of all or part of their respective shares, without regard to the restrictions set forth in the Company's Restated Certificate of Incorporation applicable to the Company's Class B Common Stock.

PAGE  6  of   8   Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting persons be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to each of the reporting persons (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 3,253,362, 2,024,034 and 1,792,119 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively. The percentage calculations set forth below are based on 91,053,266 shares of Common Stock outstanding as of July 15, 1994, plus the respective number of shares of Class B Stock that are beneficially owned by the reporting persons.

                    Shares of
     Reporting      Common Stock                Percentage
     Person         Beneficially Owned<F2>      Owned
     ----------     ------------------          ---------
     EJO            10,638,968                  11.28%

     JSO             7,148,216                   7.68%

     PHO             6,637,507                   7.15%


     (b) The following table sets forth, with respect to each of the reporting persons, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole           Shared            Sole             Shared
   Reporting     Voting          Voting         Dispositive     Dispositive
     Person     Power<F2>       Power<F3>        Power<F2>        Power<F3>
    --------    ---------      -----------       ---------         ---------
      EJO       96,120<F4>    10,542,848<F5>    96,120<F4>    10,542,848<F5>

      JSO      106,662<F6>     7,041,554<F7>   106,662<F6>     7,041,554<F7>

      PHO       96,997<F6>     6,540,510<F8>    96,997<F6>     6,540,510<F8>

PAGE  7  of   8   Pages


     (c) The reporting persons have effected the following transactions in the Common Stock of the Company since Amendment No. 11 was filed:


                   Amount                         Type of
      Date          Sold         Price          Transaction
    --------      --------     ---------        -----------
    07/21/94       11,000        $48.25         Open Market

    07/22/94       14,000        $48.014        Open Market


- ----------------------
<F1>  These amendments to Amendment No. 10 reflect the funding of the WO Trust
A, a subsidiary trust, by means of a partial distribution of assets (including the shares of Class B Common Stock referred to in the second paragraph of Item 3 and the second paragraph of Item 4 hereof) from the Wrigley Offield Trust. At the date on which Amendment No. 10 was filed the reporting persons had not received notice of the transfer of shares of Class B Common Stock from the Wrigley Offield Trust to WO Trust A.

<F2>  Of the shares listed in this column, 81,066 and 75,999 are shares of
Class B Stock beneficially owned by JSO and PHO, respectively.

<F3>  Of the shares listed in this column, 3,253,362, 1,942,968 and 1,716,120 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively.

<F4>  EJO beneficially owns these shares in her capacity as trustee under a living trust she established several years ago.

<F5>  EJO beneficially owns (i) 4,002,338 of these shares as a result of being a trustee of several family trusts, (ii) 6,000,396 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 540,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 540,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 2,498,299 of the shares described in clause (ii) of that sentence.

<F6>  The indicated reporting person beneficially owns these shares in his capacity as trustee under a living trust.

<F7>  JSO beneficially owns (i) 501,044 of these shares as a result of being a trustee of several family trusts, (ii) 6,000,396 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 540,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 540,114 shares. JSO disclaims beneficial ownership of 430,380 of the shares described in clause (i) of the preceding sentence, 4,778,947 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii) of that sentence.

<F8>  PHO beneficially owns (i) 6,000,396 of these shares as a result of the provisions of certain family trusts described herein under Item 6, and (ii) 540,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 540,114 shares. PHO disclaims beneficial ownership of 4,748,547 of the shares described in clause (i) of the preceding sentence and all of the shares described in clause (ii) of that sentence.

PAGE  8  of   8   Pages

                                  Signatures

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.

Dated:    August 9, 1994               /s/ Edna Jean Offield
                                       ------------------------
                                           Edna Jean Offield


                                       /s/ James S. Offield
                                       ------------------------
                                           James S. Offield


                                       /s/ Paxson H. Offield
                                       ------------------------
                                           Paxson H. Offield